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October 31, 2007

Paradigm Oil & Gas, Inc's Form 8-K filed October 15, 2007


Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.
20549-7010

Dear Tracie Towner:

Paradigm Oil & Gas, Inc, filed an 8-K/A on October 18, 2007 in response to your letter dated October 18, 2007. This amending filing addresses the issues noted in your letter and the company is in full compliance.

Please note the company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do note foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Marc Juliar
President and Director






                              31 Walmer Rd Suite 6
                                   Toronto, ON
                                     M5R 2W7

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